UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

———————————————

Form 8-K

———————————————

Current Report

Pursuant to Section 13 or 15(d)of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **April 25, 2008**

———————————————

First Financial Holdings, Inc.

(Exact name of registrant as specified in charter)

———————————————

Delaware	**0-17122**	**57-0866076**
State or other jurisdiction of incorporation	Commission File Number	I.R.S. Employer I.D. number

34 Broad Street, Charleston, South Carolina 29401

(Address of principal executive offices)

Registrant's telephone number (including area code): **(843) 529-5933**

Not applicable

(Former name or former address, if changed since last report)

———————————————

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4c under the Exchange Act (17 CFR 240.13e-4(c))

Section 7 -- Regulation FD

Item 7.01 Regulation FD Disclosure

In a press release dated April 25, 2008, First Financial Holdings, Inc. announced that its Board of Directors has declared a regular quarterly cash dividend of 25-1/2 cents per share. The dividend is payable May 23, 2008, to stockholders of record as of May 9, 2008.

Section 9 -- Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits

(a) Not applicable.

(b) Not applicable.

(c) Exhibits

Exhibit (99.1) Press release dated April 25, 2008 announcing dividends.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST FINANCIAL HOLDINGS, INC

/s/ R. Wayne Hall
R. Wayne Hall
Executive Vice President, Finance
and Chief Financial Officer

Date: April 25, 2008

EXHIBIT INDEX

Exhibit Number	Description
99.1	First Financial Holdings, Inc. Declaration of Dividends

Exhibit 99.1

FIRST FINANCIAL HOLDINGS, INC.

34 Broad Street • Charleston, S.C. 29401
843-529-5933 • FAX: 843-529-5883

NEWS   NEWS   NEWS   NEWS   NEWS

Contact: Dorothy B. Wright
Vice President and
Corporate Secretary
(843) 529-5931 or
(843) 729-7005

**FIRST FINANCIAL HOLDINGS, INC. ANNOUNCES
DECLARATION OF DIVIDEND**

Charleston, South Carolina (April 25, 2008) – First Financial Holdings, Inc. (NASDAQ GSM: FFCH) today announced that its Board of Directors has declared a regular quarterly cash dividend of 25-1/2 cents per share. The dividend is payable May 23, 2008, to stockholders of record as of May 9, 2008.

Commenting on the announcement, A. Thomas Hood, President and Chief Executive Officer, said, "The Company continues to achieve solid earnings, and the Board believes strongly that shareholders should share in the Company's success."

First Financial Holdings, Inc. is a thrift holding company with assets of $2.9 billion. Its subsidiary, First Federal Savings and Loan Association of Charleston, operates a total of 57 offices located in the Charleston metropolitan area, Horry, Georgetown, Florence and Beaufort counties in South Carolina and Brunswick County in coastal North Carolina. The Company also provides insurance, brokerage and trust services through First Southeast Insurance Services, The Kimbrell Insurance Group, First Southeast Investor Services and First Southeast Fiduciary and Trust Services. For additional information about First Financial, please visit our web site at *www.firstfinancialholdings.com.*

- 30 -